FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: August 11, 2004                                                             By :    /s/David Patterson/s/
    Title:     Chairman

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Terra Nova Gold Corp.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2       Date of Material Change

   August 10, 2004

Item 3       News Release

The news release dated August 10, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4       Summary of Material Change

The Company announces that drilling is underway on the Cape Ray Gold Project, located in southwest Newfoundland.

A minimum of 2,500 metres of drilling is planned for the 2004 program, consisting of 7 to 9 diamond drill holes. The drill program will consist of in-fill drilling, drilling to test the strike and down-plunge extent of the known mineralization at the 04 deposit and drilling to test the potential between the 04 and 41 deposits.

Item 5       Full Description of Material Change

The Company announces that drilling is underway on the Cape Ray Gold Project, located in southwest Newfoundland.

A minimum of 2,500 metres of drilling is planned for the 2004 program, consisting of 7 to 9 diamond drill holes. The drill program will consist of in-fill drilling, drilling to test the strike and down-plunge extent of the known mineralization at the 04 deposit and drilling to test the potential between the 04 and 41 deposits. The 04 deposit was the site of the Company’s spring 2003 drill program, where five of six holes encountered significant gold mineralization (see News Releases of June 17 and 23, 2003). Down-plunge drilling in the spring 2003 program confirmed that the 04 deposit remains open at depth.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7       Omitted Information

No information has been omitted in respect of the material change.

Item 8       Executive Officer

HARVEY KEATS
President           Telephone: (604) 684-0561

Item 9       Date of Report

August 10, 2004

TERRA NOVA GOLD CORP.

Per:

“Harvey Keats”
Harvey Keats,
President